SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Och-Ziff Capital Management Group LLC

(Name of Issuer)

Class A Shares

(Title of Class of Securities)

67551U105

(CUSIP Number)

Jeffrey C. Blockinger

Chief Legal Officer

Och-Ziff Capital Management Group LLC

9 West 57th Street,

New York, NY 10019

(212) 790-0041

(Name, address and telephone number of person authorized to receive notices and communications)

May 12, 2009

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

13D

CUSIP No. 67551U105

1	NAME OF REPORTING PERSON Daniel S. Och
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7 SOLE VOTING POWER: 61,834,915[1]
8 SHARED VOTING POWER: 78,470,163[2]
9 SOLE DISPOSITIVE POWER: 61,834,915[3]
10 SHARED DISPOSITIVE POWER: 179,429,790[4]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 304,640,723[5]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 89.3%
14	TYPE OF REPORTING PERSON: IN

1	Represents 1,606,600 Class A Shares of the Issuer (as defined below) directly held by the Reporting Person and 60,228,315 Class A Shares of the Issuer that the Reporting Person has the right to receive upon the exchange by the Reporting Person of equity securities of certain Issuer affiliated partnerships. Does not include the right of the Reporting Person, pursuant to the Class B Shareholders Agreement described in response to Item 6 of the Initial Schedule 13D (as defined below), to vote 153,792,497 Class B Shares of the Issuer that the Reporting Person directly owns and 126,197,074 Class B Shares of the Issuer that are subject to an irrevocable voting proxy given to the Reporting Person by the limited partners of the Issuer affiliated partnerships who are identified in Item 5 of the Statement. The Class B Shares of the Issuer are not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Class B Shares of the Issuer consist only of voting rights of the Issuer, do not represent any economic interest in the Issuer (or any of its affiliates) and are cancelled upon the issuance of Class A Shares of the Issuer upon the exchange of equity securities of certain Issuer affiliated partnerships as described herein.
2	Represents 78,470,163 Class A Shares of the Issuer which certain trusts affiliated with the Reporting Person have the right to receive upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships, over which the Reporting Person may be deemed to have shared voting power, when combined with certain equity securities of one of such Issuer affiliated partnership held by the Reporting Person (such equity securities held by the Reporting Person being combined have not been included in Row 7 above).
3	Represents the 61,834,915 referred to in Row 7 and as described in footnote 1.
4	Represents (i) 38,138,571 Class A Shares of the Issuer owned by DIC Sahir (as defined below) over which the Reporting Person may be deemed to have shared dispositive power, (ii) 126,197,074 Class A Shares of the Issuer which certain limited partners of the Issuer affiliated partnerships have the right to receive upon the exchange by such limited partners of equity securities of such affiliated partnerships, over which the Reporting Person may be deemed to have shared dispositive power and (iii) 15,094,145 Class A Shares of the Issuer that certain trusts affiliated with the Reporting Person have the right to receive upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships, over which the Reporting Person may be deemed to have shared dispositive power, when combined with certain equity securities of one of such Issuer affiliated partnerships held by the Reporting Person (such equity securities held by the Reporting Person being combined have not been included in Row 9 above).
5	Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of the equity securities referred to herein for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1	Security and Issuer

This Amendment No. 4 on Schedule 13D (this “Schedule 13D”) relates to the Class A shares of Och-Ziff Capital Management Group LLC, a Delaware limited liability company (the “Issuer”), representing Class A limited liability company interests of the Issuer (the “Class A Shares”) and amends and further supplements the Schedule 13D filed by the Reporting Person on November 19, 2007 (the “Initial Schedule 13D”) as amended by the Reporting Person by Amendment No. 1 to Schedule 13D filed on November 13, 2008, Amendment No. 2 to Schedule 13D filed on December 23, 2008 and Amendment No. 3 to Schedule 13D filed on January 2, 2009 (the Initial Schedule 13D, as amended, the “Statement”). The Reporting Person is filing this Schedule 13D to report the acquisition of direct beneficial ownership of equity securities of certain Issuer affiliated partnerships as a result of the departure of a certain partner from such affiliated partnerships. Except as expressly set forth herein, there have been no changes to the statement. The principal executive offices of the Issuer are located at 9 West 57th Street, New York, NY 10019.

ITEM 5	Interest in Securities of the Issuer

Section (a) of Item 5 of the Statement is hereby amended and restated to read as follows:

(a) As of the date hereof, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the Reporting Person may be deemed to beneficially own (i) 60,228,315 Class A Shares which the Reporting Person has the right to receive, pursuant to the Exchange Agreement, upon the exchange by the Reporting Person of equity securities of certain Issuer affiliated partnerships, (ii) 1,606,600 Class A Shares of the Issuer directly held by the Reporting Person, (iii) 78,470,163 Class A Shares which certain trusts affiliated with the Reporting Person have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships, (iv) 38,138,571 Class A Shares owned by DIC Sahir Limited (“DIC Sahir”) over which the Reporting Person may be deemed to have shared dispositive power by reason of the drag along provisions of the Investment Agreement described under “Investment Agreement” in Item 6 of this Statement, and (v) 126,197,074 Class A Shares which certain limited partners of Issuer affiliated partnerships have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such limited partners of equity securities of such affiliated partnerships and over which the Reporting Person may be deemed to have shared dispositive power by reason of the drag along provisions of the Partnership Agreements described under “Partnership Agreements of Issuer Affiliated Partnerships” in Item 6 of this Statement. As of April 30, 2009, the Issuer had 76,376,730 Class A Shares outstanding. In the future, the Issuer may issue additional Class A Shares as follows: (i) an aggregate of 138,698,478 Class A Shares which the Reporting Person and certain trusts affiliated with the Reporting Person have the right to receive, pursuant to the Exchange Agreement, upon the exchange by the Reporting Person and such trusts of equity securities of certain Issuer affiliated partnerships, and (ii) 126,197,074 Class A Shares which certain limited partners of Issuer affiliated partnerships have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such limited partners of equity securities of such Issuer affiliated partnerships and over which the Reporting Person may be deemed to have shared dispositive power). Assuming the future issuance of such Class A Shares, the Reporting Person may be deemed to beneficially own Class A Shares representing 89.3% of the number of outstanding Class A Shares as of April 30, 2009.

The first paragraph of Section (b) of Item 5 of the Statement is hereby amended and restated to read as follows:

(b) For purposes of Section 13(d) of the Securities Exchange Act of 1934, the Reporting Person may be deemed (i) to have sole voting and dispositive power over (y) 60,228,315 Class A Shares which the Reporting Person has the right to receive, pursuant to the Exchange Agreement, upon the exchange by the Reporting Person of equity securities of certain Issuer affiliated partnerships, and (z) 1,606,600 Class A Shares of the Issuer directly held by the Reporting Person, (ii) to have shared voting power over an aggregate of 78,470,163 Class A Shares which certain trusts affiliated with the Reporting Person have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships, and (iii) to have shared dispositive power over the (x) 38,138,571 Class A Shares owned by DIC Sahir, (y) 126,197,074 Class A Shares which certain limited partners of Issuer affiliated partnerships have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such limited partners of equity securities of such Issuer affiliated partnerships, and (z) 15,094,019 Class A Shares which certain trusts affiliated with the Reporting Person have the right to receive, pursuant to the Exchange Agreement, upon the exchange by such trusts of equity securities of certain Issuer affiliated partnerships.

The third paragraph of Section (b) of Item 5 of the Statement is hereby amended and restated to read as follows:

The limited partners of the Issuer affiliated partnerships referred to in Item 5(a)(v) and Item 5(b)(iv) above are Anthony Fobel, Boaz Sidikaro, Dan Manor, David Stonehill, David Windreich, Hal Kelly, James O’Connor, James-Keith Brown, Joel Frank, Josh Ross, Kaushik Ghosh, Massimo Bertoli, Michael Cohen, Rick Lyon and Zoltan Varga. Each of such limited partners is a director or an executive managing director of subsidiaries of the Issuer, and each of David Windreich, Hal Kelly, Joel Frank, Michael Cohen and Zoltan Varga is an officer of the Issuer. Each of such limited partners, with the exception of Anthony Fobel, Dan Manor, Massimo Bertoli and Zoltan Varga, is a citizen of the United States. Anthony Fobel is a citizen of the Republic of South Africa. Dan Manor is a citizen of the State of Israel. Massimo Bertoli is a citizen of Italy. Zoltan Varga is a citizen of the Republic of Slovenia. The business address of each such limited partner is c/o Och-Ziff Capital Management Group LLC, 9 West 57th Street, New York, NY 10019. To the knowledge of the Reporting Person, during the last five years, none of such limited partners have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 14, 2009

By:	/s/ Jeffrey Blockinger
Name:	Jeffrey Blockinger
Title:	Attorney-in-fact